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                              September 17, 2020

       Michael L. Corbat
       Chief Executive Officer
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Form 10-Q for the
Period Ending June 30, 2020
                                                            Filed August 5,
2020
                                                            File No. 001-09924

       Dear Mr. Corbat:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ending June 30, 2020

       Note 1. Basis of Presentation, Updated Accounting Policies and Accounting Changes
       Voluntary Change in the Accounting for Variable Post-Charge-Off Third Party Collection Costs,
       page 109

   1. You disclose that during the second quarter of 2020, there was a change in your allowance for credit loss (ACL)
accounting estimate effected by a change in your accounting
                                                        principle for variable
post-charge-off third-party collection costs, that these costs were previously accounted
for as a reduction in credit recoveries and that as a result of this change, beginning July
1, 2020, these costs are accounted for as an increase in operating expenses. You also
disclose that as a result of this accounting change, your estimate for the consumer ACL was
impacted and resulted in a one-time ACL release of
                                                        approximately $426
million in the second quarter of 2020 which reflects the impact to your ACL estimate of
the revised credit recoveries incorporated in the ACL models and that this change in
accounting will result in a reclassification of approximately $50 million
 Michael L. Corbat
Citigroup Inc.
September 17, 2020
Page 2
         of collection costs from credit recoveries to operating expenses each quarter, beginning with the third quarter of 2020. Please address the following:

                Tell us when you started accounting for variable post-charge-off third-party collection costs as a reduction of recoveries in determining the ACL;
                Explain the facts and circumstances management considered which resulted in the decision to make the change in the second quarter of 2020;
                Tell us how the change of no longer reducing credit recoveries for variable post-
              charge-off third party collection costs impacted the specific components of your ACL estimate. For example provide us with an analysis of the ACL, with and without variable post-charge-off third party collection costs as a reduction to credit recoveries, and describe each component of the estimate of the ACL that was impacted by this change. For example, please describe the extent to which your
              estimate of    gross recoveries    was impacted by the change,
and whether there was an
              overall change in the dollar value estimate of variable post-charge-off third-party collection costs as a result of this change;
                Tell us how you determined that the change in accounting for variable post-charge-
              off third-party collection costs as a reduction of recoveries was a change in estimate effected by a change in accounting principle and not a change in accounting principle; and
                To the extent that you also incur fixed third-party collection costs post charge-off as part of your collections policies, please describe the accounting for these costs and explain whether there was also a change in the policy for recording these costs. If not, please tell us why.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions.



FirstName LastNameMichael L. Corbat                            Sincerely,
Comapany NameCitigroup Inc.
                                                               Division of
Corporation Finance
September 17, 2020 Page 2                                      Office of
Finance
FirstName LastName